Exhibit 3.1

Certificate of Designation of

Series C Convertible Preferred Stock of

Safety Shot, Inc.

Pursuant to Section 151 Of Delaware General Corporation Law

Safety Shot, Inc., a Delaware corporation (the “Corporation”), does hereby certify that, pursuant to the authority contained in its Articles of Incorporation (“Articles”), as amended, and in accordance with the provisions of Section 151 of Delaware General Corporation Law (the “DGCL”), the Corporation’s Board of Directors has duly adopted the following resolutions creating a series of Preferred Stock designated as Series C Convertible Preferred Stock:

The undersigned, Jarrett Boon, does hereby certify that:

1.	He is the Chief Executive Officer of Safety Shot, Inc., a Delaware corporation (the “Corporation”).
2.	The Corporation is authorized to issue 1,000,000 shares of preferred stock, of which 100,000 shares have been designated as Series A Convertible Preferred Stock and 39,933 shares of Series A Convertible Preferred Stock have been issued and of 100,000 shares have been designated Series B Convertible Preferred Stock and 7,212 shares of Series B Convertible Preferred Stock have been issued.
3.	The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 1,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, designated as Series C Preferred Stock, which shall consist of, except as otherwise set forth in the Securities Purchase Agreement, up to 135,000 shares of the preferred stock which the Corporation has the authority to issue, as follows: The issuance of Series C Convertible Preferred Stock is being made pursuant to the terms of that certain Securities Purchase Agreement and Revenue Sharing Agreement entered into by and among the Corporation and Lucky Dog Holdings, LLC.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Approval Effective Date” shall have the meaning set forth in Section 4.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share.

“Conversion” shall have the meaning set forth in Section 6.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Limit” shall mean the total number of shares of Common Stock available for Conversion and further conversions may be restricted until more shares are authorized.

“Conversion Period Commencement Date” means the Closing Date (as defined in the Purchase Agreement).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of the Series C Preferred Stock in accordance with the terms hereof.

“Proxy Statement” means the definitive information statement on SEC Schedule 14A to be filed by the Corporation pursuant to the Purchase Agreement in order to obtain Stockholder Approval.

“Nasdaq Threshold” shall have the meaning set forth in Section 6(c).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Original Issue Date” means the date of the first issuance of any shares of the Series C Preferred Stock under the terms of the Purchase Agreement.

“Purchase Agreement” means the Securities Purchase Agreement, dated August 8, 2025, between the Corporation and the purchaser named therein, as amended, modified or supplemented from time to time in accordance with its terms.

“Revenue Sharing Agreement” means the Revenue Sharing Agreement, dated August 8, 2025 between the Corporation and Lucky Dog Holding, LLC.

“Series C Preferred Stock” means the Corporation’s Series C Convertible Preferred Stock, par value $0.001 per share.

“Stated Value” means the stated value of the Series C Preferred Stock, which shall be $1,000 per share, subject to adjustment for stock splits, dividends, combinations and related transactions as set forth herein.

“Stockholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the stockholders of the Corporation with respect to the transactions contemplated by the Purchase Agreement, including the (a) voting on an “as converted basis”) in excess of 19.99% of the issued and outstanding Common Stock on the date the Purchase Agreement was first entered into and (b) the issuance of all of the Conversion Shares in excess of 19.99% of the issued and outstanding Common Stock on the date the Purchase Agreement was first entered into.

“Triggering Event” shall have the meaning set forth in Section 8.

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Section 2. Designation and Amount. One Hundred Thirty-Five Thousand (135,000) shares of Preferred Stock of the Corporation are hereby designated as the Corporation’s Series C Convertible Preferred Stock (“the “Series C Preferred Stock”) Each share of Series C Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $1,000, subject to increase as set forth in Section 3 below (the “Stated Value”).

Section 3. Dividends. Except for stock dividends or distributions for which adjustments are to be made pursuant to Section 7, Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. No other dividends shall be paid on shares of Preferred Stock.

Section 4. Voting Rights.

(a)	Except as required by law, the listing rules of any applicable exchange, or the Bylaws of the Corporation, holders of Series C Preferred Stock (each, a “Holder,” and collectively, the “Holders”) shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock are convertible on the basis of a conversion price of $1.00. Notwithstanding anything to the contrary herein, the Holders of Series C Preferred Stock may not vote any of their shares of Series C Preferred Stock on an “as converted basis” that would be in excess of the Nasdaq Threshold (as defined below). This restriction shall be of no further force or effect upon Stockholder Approval being obtained in compliance with Nasdaq’s stockholder voting requirements. Notwithstanding anything to the contrary contained herein, in the event that Stockholder Approval is obtained by consent or authorization of the Corporation’s stockholders, the Holders may not vote in excess of that number of shares of Common Stock equivalent to 19.99% of the number of shares of Common Stock as of date the Purchase Agreement was first entered into until the Corporation has obtained such Stockholder Approval to become effective for Conversions in excess of the Nasdaq Threshold (the “Approval Effective Date”). Except as provided by law, the listing rules of any applicable exchange, or by the other provisions of this Certificate of Designation, the Holders shall vote together with the holders of shares of Common Stock as a single class. However, for as long as any shares of Series C Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series C Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designation, (ii) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the Holders of Series C Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

(b)	Election of Directors.

i.	At all times when Series C Convertible Preferred Stock remains issued and outstanding, (1) the holders of record of the shares of Series C Convertible Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect [fifty percent (50%) of the directors of the Corporation] (the “Preferred Directors”); and (2) the holders of record of the shares of Common Stock and of any other class or series of voting stock, exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation (the “At-Large Directors”);
ii.	Any Preferred Director elected as provided in Section 4(b)(i) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the Series C Convertible Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.
iii.	If the holders of shares of the Series C Convertible Preferred Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 4(b)(i), then any directorship not so filled shall remain vacant until such time as the holders of the Series C Convertible Preferred Stock fill such directorship in accordance with Section 4(b)(i).
iv.	At any meeting held for the purpose of electing a Preferred Director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the Series C Convertible Preferred Stock shall constitute a quorum for the purpose of electing such Preferred Director.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if the Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder.

Section 6. Conversion. Holders of Series C Preferred Stock shall have the following rights with respect to the conversion (“Conversion”) of the Series C Preferred Stock into shares of Common Stock:

(a) Conversions at Option of Holder. Subject to and in compliance with the provisions of this Section 6, upon the Conversion Period Commencement Date, each share of Series C Preferred Stock may, at the option of the Holder, be converted into fully paid and non-assessable shares of Common Stock, as set forth herein, upon notice (a “Notice of Conversion”) to the Corporation. The Holders shall effect conversions by providing the Corporation with a Notice of Conversion that shall specify the Conversion Price, the number of shares of Series C Preferred Stock to be converted, the number of shares of Series C Preferred Stock owned prior to the conversion at issue, the number of shares of Series C Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. To effect conversions, as the case may be, of shares of Series C Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Series C Preferred Stock to the Corporation unless all of the shares of Series C Preferred Stock represented thereby are so converted, in which case the Holder shall deliver the certificate representing such shares of Series C Preferred Stock promptly following the Conversion Date at issue. The Corporation shall issue certificates representing the Conversion Shares promptly, but in no event more than five (5) business days following the date on which requisite Authorized Share Increase Amendment has been filed with and accepted by the State of Delaware, and surrender by a Holder of the certificate(s) representing the converted shares of Series C Preferred Stock to the Corporation (such date that the Corporation is required to deliver such certificate(s), the “Delivery Date”).

(b) Conversion Price; Conversion Shares. The “Conversion Price” of the Series C Preferred Stock shall be the lower of the closing price on the Filing Date and the prior average five day closing price immediately preceding the Filing Date. Each share of Series C Preferred Stock shall be convertible into such number of shares of Conversion Shares, subject to adjustment as set forth hereunder, being the result of dividing the Stated Value by the Conversion Price.

(c) Limitations of Conversion. Notwithstanding anything to the contrary herein, the Holders of Series C Preferred Stock may not effectuate any Conversion and the Corporation may not issue any shares of Common Stock in connection therewith that would a) exceed the Conversion Limit or b) trigger any Nasdaq requirement to obtain Stockholder Approval prior to a Conversion or any issuance of shares of Common Stock in connection therewith that would be in excess of that number of shares of Common Stock equivalent to 19.99% of the number of shares of Common Stock as of the date hereof (the “Nasdaq Threshold”); provided, however, that the Holders may effectuate any Conversion and the Corporation shall be obligated to issue shares of Common Stock in connection therewith that would not trigger such a requirement. This restriction shall be of no further force or effect upon Stockholder Approval being obtained in compliance with Nasdaq’s stockholder voting requirements. Notwithstanding anything to the contrary contained herein, in the event that Stockholder Approval is obtained by consent or authorization of the Corporation’s stockholders, the Holders may not effectuate any Conversion and the Corporation shall not issue any shares of Common Stock in connection therewith in excess of the Nasdaq Threshold until the Approval Effective Date.

(d) Stock Splits. If the Corporation, at any time after the Original Issue Date and while at least one share of Series C Preferred Stock is outstanding: (i) subdivides outstanding shares of Common Stock into a larger number of shares, (ii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iii) issues by reclassification of shares of Common Stock any shares of capital stock of the Corporation, then in each case the Conversion Price shall be multiplied by a fraction of which (x) the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and (y) the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the effective date of the applicable event described in subsections (i) through (iii) above.

(e) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 6(d) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired as if the Holder had held the number of shares of Common Stock convertible from Series C Preferred Stock held by such Holder (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Nasdaq Threshold, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Nasdaq Threshold).

(f) Calculations. All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(g) Reservation of Shares. The Corporation covenants and agrees that any Conversion Shares issued upon the conversion of the Series C Preferred Stock will, upon issuance, be validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Corporation further covenants and agrees that the Corporation, subject to the filing with and acceptance by the State of Delaware of the Authorized Share Increase Amendment, will have authorized and reserved a sufficient number of shares of its Common Stock to provide for issuance of the Conversion Shares upon the conversion of the Series C Preferred Stock.

(h) Payment of Taxes. The Corporation and its paying agent shall be entitled to withhold taxes on all payments on the Series C Preferred Stock and Conversion Shares to the extent required by law. Prior to the date of any such payment, each Holder shall deliver to the Corporation or its paying agent a duly executed, valid, accurate and properly completed Internal Revenue Service Form W-9 or Internal Revenue Service Form W-8, as applicable. The Corporation shall pay any and all documentary, stamp and similar issue or transfer tax due on (A) the issue of the Series C Preferred Stock and (B) the issue of Conversion Shares; provided, however, in the case of any conversion of Series C Preferred Stock, the Corporation shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Conversion Shares in a name other than that of the Holder of the shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or duty, or has established to the satisfaction of the Corporation that such tax or duty has been paid.

(h) Buy-In. If the Corporation fails, prior to the applicable Delivery Date, to, at its option, (i) deliver to such Holder the applicable certificate or certificates or (ii) cause its transfer agent to credit the account of such Holder or such Holder’s broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system, and if after such Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm is required to purchase, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue (or, if less, the number of shares actually delivered in satisfaction of such sale) multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series C Preferred Stock equal to the number of shares of Series C Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series C Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series C Preferred Stock as required pursuant to the terms hereof.

(i) Partial Liquidated Damages. If the Corporation fails to deliver to a Holder shares of Common Stock by the Delivery Date, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Series C Preferred Stock being converted, $50 per business day (increasing to $100 per business day on the third business day and increasing to $200 per business day on the sixth business day after such damages begin to accrue) for each business day after the Delivery Date until such shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver the shares or pay the cash within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

Section 7. Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 8. Redemption Upon Triggering Event. The Corporation and the Holders acknowledge and agree that the Corporation is entitled to receive ten percent (10%) of all gross revenue generated by LetsBonk.fun (the “LB Interest”), as set forth in that certain Revenue Sharing Agreement dated as of August 8, 2025, by and between the Corporation and Lucky Dog Holdings, LLC (the “Revenue Sharing Agreement”). The rights of the Corporation to receive revenue under this Section are contractual rights derived through and governed by the Revenue Sharing Agreement, and are not dividend rights under Delaware corporate law. In the event that LetsBonk.fun ceases operations on or prior to the six-month anniversary of the original issuance date of the Series C Preferred Stock (“Triggering Event”), then fifty percent (50%) of the Series C Preferred Stock issued shall be subject to automatic rescission and shall be returned to the Corporation for cancellation without further action by the Holder or the Corporation

Section 9. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Jarrett Boon, e-mail address or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Securities Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Series C Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Series C Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated herein (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(f) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(i) Status of Converted or Redeemed Preferred Stock. Shares of Series C Preferred Stock may only be issued pursuant to the Securities Purchase Agreement or the Revenue Sharing Agreement. If any shares of Series C Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Preferred Series C Preferred Stock.

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RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Corporation has caused this Designation to be duly executed to be effective August 8, 2025.

Safety Shot, Inc., a Delaware corporation

By:	/s/Jarett Boon
Chief Executive Officer